1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

April 26, 2016

Karen Rossotto, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	NB Crossroads Private Markets Fund IV (TI) – Custody Client LLC File No. 811-23115

Dear Ms. Rossotto:

We are writing in response to your telephonic comments with respect to the registration statement on Form N-2 under the Investment Company Act of 1940, as amended (“1940 Act”), filed on January 29, 2016 on behalf of NB Crossroads Private Markets Fund IV (TI) – Custody Client LLC (formerly, NB Crossroads Private Markets Fund IV LLC) (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on their behalf.

On behalf of the Fund, set forth below are the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comments along with our responses to or any supplemental explanations of such comments, as requested.

General Comments

Comment 1.          We note that the registration statement still contains a lot of sales literature.  Please consider instruction 5.b. in General Instructions for Parts A and B in Form N-2, which states that “[i]f ‘sales literature’ is included in the prospectus…it should not significantly lengthen the prospectus nor obscure essential disclosure.”

Response 1.          We respectfully acknowledge the comment.  We have revised the disclosure to delete some of the more sales-type disclosure.

Executive Summary

Comment 2.          On page 3, it states that “[t]he Fund seeks to achieve attractive risk-adjusted returns (primarily through long-term capital gains) by investing in a global portfolio of high quality third party private equity funds.” Please explain what “global” and “high quality” mean in this sentence.

Response 2.          The disclosure has been revised accordingly.

Comment 3.          On page 3, please revise the sentence beginning “[r]eturns for a private equity fund are typically weighted towards the middle to the end of the fund’s life . . .” and clarify the relevance of the disclosure to the Fund.

Response 3.          The disclosure has been revised accordingly.

Comment 4.          On page 4, please clarify in greater detail the term “Investment Period” and, in particular, explain what “other investments” refers to in the sentence “[t]he investment period during which the Fund may make commitments to Portfolio Funds and make other investments is five years.”

Response 4.          The disclosure has been revised accordingly.

Comment 5.          In the Fee Table, please revise the Advisory Fee line item to disclose the Advisory Fee as 0.55%.  We note that disclosing the Advisory Fee as 0.10% in the Fee Table is potentially misleading.

Response 5.          The disclosure has been revised accordingly.

Comment 6.          In the last paragraph on page 6, it states that the “quality and quantity of NB Private Equity’s deal flow is high and it has committed on average approximately $2 billion of capital to private equity funds and direct investments annually over the past three years and has achieved an annual compounded firm aggregate net internal rate of return (“IRR”) on primary private equity fund investments of 15.7% between its inception in 1987 and September 30, 2015.”  We note that this sentence contains a number of suggestive and qualifying terms.  Please consider deleting or explain in greater detail the references to “an annual compounded firm aggregate net internal rate of return” and “primary private equity fund investments.”

Response 6.          The disclosure has been revised accordingly.

Comment 7.          On page 7, please disclose the target asset allocation ranges for the four strategic asset classes.

Response 7.          The disclosure has been revised accordingly.

Comment 8.         On page 8, please clarify which entity the phrase “[o]ur investment philosophy and processes” refers to in the first sentence of the first paragraph.

Response 8.          The disclosure has been revised accordingly.

Comment 9.         In the paragraph on “Secondary Investment Capabilities” on page 9, please consider replacing the word “seasoned” with “partially” in the sentence “[t]he Secondary Investment team focuses on acquiring seasoned or fully funded private equity limited partnership interests at attractive valuations on a global basis.”

Response 9.          The disclosure has been revised accordingly.

Summary of Offering Terms

Comment 10.       On page, 13, in Suitability Standards, it states that each prospective investor should review the Subscription Documents before deciding to invest in the Fund.  Please confirm whether the Subscription Document will be filed as an exhibit to the registration statement.

Response 10.        The Subscription Document will not be filed as an exhibit to the registration statement.  We believe that the Subscription Document is not a relevant document for a prospective investor to review in deciding whether to invest in the Fund and, therefore, we have removed the reference to Subscription Documents in the Suitability Standards section.

Comment 11.        On page 14, it states that “the Fund may have unfunded Commitments.” Please explain supplementally why the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded Commitments.

Response 11.        The Fund will accept capital contributions from investors over time in accordance with a 5 year capital call schedule, estimated as set forth on page 14 of the Offering Memorandum. The Investment Adviser intends to adjust the capital call schedule as appropriate to fund the Master Fund’s unfunded capital commitments to Portfolio Funds.

Investment Objective and Process

Comment 12.       On page 21, it states that the Fund seeks to achieve its investment objective by “investing in a portfolio of high performing Portfolio Funds.”  Please explain what “high performing” means in this sentence.

Response 12.        The disclosure has been revised accordingly.

Comment 13.       On page 21, it states that “[t]he Investment Adviser believes the coupling of Secondary Investments and Co-Investment activities with primary fund investing . . . will offer Investors an opportunity to gain exposure to a broad range of private equity investment opportunities in the United States, Europe and emerging markets.”  Please include this disclosure in the Executive Summary.

Response 13.        The disclosure has been revised accordingly.

Comment 14.        The fourth paragraph on page 22 states that:

[t]he quality of NB Private Equity deal sourcing is also demonstrated by our historical ability to get our full desired allocations.  We have been successful in achieving full desired allocations to Portfolio Funds in the vast majority of Portfolio Funds to which we have committed. From 2010 through January 2016, we secured approximately 95% of requested allocations.

We note that this paragraph seems subjective and potentially misleading.  Please consider deleting or explain why the disclosure is not misleading.

Response 14.        The fourth paragraph on page 22 has been deleted.

Comment 15.        In the fifth paragraph on page 22, it states that “[c]ompared to traditional asset classes, the out-performance of top-performing Portfolio Funds is more pronounced. The persistence of out-performance as compared to traditional managers can be explained by the greater information available to Portfolio Fund Managers and the ability to control or influence their portfolio companies [emphasis added].”  Please clarify what the Portfolio Funds are outperforming.

Response 15.        The fifth paragraph on page 22 has been deleted.

Comment 16.       On page 23, it states that “[w]e limit out private equity investments to high conviction investments.”  Please explain what “high conviction” means in this sentence.

Response 16.        The disclosure has been revised accordingly.

Comment 17.        On page 27, please delete the reference to the Secondary Investment team’s “70 years of combined investing experience” and the Co-Investment team’s “140 years of cumulative experience,” as well as similar disclosure throughout the registration statement.

Response 17.        The disclosure has been revised accordingly.

Comment 18.       On page 31, in Investment Policies and Restrictions, it states that the “Fund will not . . . apply the industry concentration policy on a look-through basis.”  Please note that the SEC takes the position that a fund should look through to the holdings of the underlying funds to monitor its industry concentration policy to the extent that it is reasonably possible.

Response 18.        The disclosure has been revised accordingly.

Comment 19.        On page 31, in Investment Policies and Restrictions, please include a separate fundamental policy on borrowing.

Response 19.        The disclosure has been revised accordingly.

Comment 20.        On page 33, in Waiving of Voting Rights, please revise and clarify the following sentence: “The Master Fund may limit its investment position (combined with other investment positions of certain of its affiliates) in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an order of the SEC (or assurances from the SEC staff) under which the Master Fund’s contribution and withdrawal of capital from a Portfolio Fund in which the Master Fund and certain of its affiliates hold 5% or more of the outstanding interests will not be subject to various 1940 Act prohibitions on affiliated transactions.”  In addition, please delete the parenthetical “(or assurances from the SEC staff).”

Response 20.        The disclosure has been revised accordingly.

Management

Comment 21.        On page 47, in the table containing information regarding the Board of Managers, please insert “During Past 5 Years” to the end of the heading titled “Other Directorships Held by Manager.”

Response 21.        The disclosure has been revised accordingly.

The Neuberger Berman Global Platform

Comment 22.        On page 62, it states that “[p]ortfolio managers have an average of 30+ years of investing experience that spans various market cycles.”  Please confirm that this sentence is accurate.

Response 22.        The referenced sentence has been deleted.

Potential Benefits of NB Private Equity’s Approach to Private Equity Investing

Comment 23.        On page 68, please explain the inclusion of the word “respectively” in the first source citation to Thomson Reuters.

Response 23.        The word “respectively” was included to note that Thomson Reuters was the source for the data for both the period ended 12/31/1990 and 9/30/2-15.  The disclosure has been simplified.

Appendix B—Related Performance Information for the Sub-Adviser’s Private Equity Fund of Funds Vehicles

Comment 24.       Please confirm that all accounts that are substantially similar to the Fund and the Master Fund with respect to their investment objectives and strategies have been included in this related performance information presentation.

Response 24.        We hereby confirm that the performance information presented represents the performance of all private investment vehicles and managed accounts managed by the Sub-Adviser with substantially similar investment objectives, policies and strategies to those of the Fund and the Master Fund.

Comment 25.       Please provide the legal basis for presenting performance information based on IRR, instead of the average annual total return for 1, 5, and 10 years of operation.

Response 25.        The performance information presented in Appendix B relates to the actual prior performance of all private investment vehicles and managed accounts managed by the Sub-Adviser (and its predecessors) (the “NB Related Fund Accounts”) with substantially similar investment objectives, policies and strategies to those of the Fund and the Master Fund (the “Related Performance Information”).  The Related Performance Information is based on an internal rate of return (“IRR”) calculation because we believe that performance information based on average annual total return for 1, 5, and 10 year period is not an appropriate measure of performance for an investment strategy that primarily makes investments in underlying private equity funds.  Unlike mutual funds or private investment vehicles that invest primarily in the public securities markets (e.g., hedge funds), private equity funds generally use IRR as a measure of performance.  This is because most private equity funds invest capital over several years by calling capital from investors, and make distributions to investors periodically, generally in connection with the realization of one or more underlying investments.  IRR measures the average annual return earned on an investment since the investment’s inception.

We believe the Related Performance Information based on IRR presented in Appendix B is important “other information” for potential investors in the Fund to have access to in making their investment decision because of the substantial similarities in the investment objectives and strategies of the Master Fund and the Fund and the NB Related Fund Accounts.  Section 34(b) of the 1940 Act makes it unlawful for an investment company to include in a registration statement filed with the SEC any untrue statement of a material fact or omit to state any fact necessary in order to make the information in a registration statement not misleading.  Section 34(b) does not prohibit a fund from including additional, non-required information in its prospectus. Indeed, the general instructions to Form N-2 (and Form N-1A for that matter) contemplate that a fund may include non-required information “provided that such information is not incomplete, inaccurate, or misleading” and does not “by virtue of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”1

Section 206 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), makes it unlawful for an investment adviser to make any false or misleading statement of a material fact to any advisory client or prospective advisory client. Rule 206(4)-1 under the Advisers Act provides that it shall constitute a fraudulent, deceptive, or manipulative act, practice or course of business within the meaning of Section 206(4) of the Advisers Act, for any investment adviser, directly or indirectly, to publish, circulate or distribute any advertisement which contains any untrue statement of a material fact, or which is otherwise false or misleading.

[1]	See General Instructions to Form N-2, General Instructions for Parts A and B, Instruction 2.

In Nicholas-Applegate Mutual Funds (pub. avail. August 6, 1996) (the “Nicholas-Applegate Letter”), the SEC Staff stated that a fund that seeks to include non-required information in its prospectus “is responsible for ensuring that such information is not misleading and does not obscure or impede understanding of required information.”  The Staff concluded, “We agree that neither Section 34(b) of the 1940 Act nor Section 206 of the Advisers Act would prohibit the Portfolios from including in their prospectuses NACM’s private account performance information, provided that such information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectuses.”2

Thus, under the Nicholas-Applegate Letter, the Related Performance Information can be included in the Fund’s Offering Memorandum as long as it is not presented in a misleading manner and does not obscure or impede investors’ understanding of the other information included in the Fund’s Offering Memorandum.

The disclosure preceding and following the Related Performance Information, we believe, presents all material facts concerning the actual results presented.  The disclosure makes it clear that (1) the Related Performance Information is not the performance of the Master Fund or the Fund,3  (2) the prior performance of the NB Related Fund Accounts should not be considered as indicative of the future results of the NB Related Fund Accounts or the Master Fund or the Fund, (3) the NB Related Fund Accounts that are private investment vehicles rely on an exemption from having to register as an investment company and, therefore, are not subject to the investment limitations, diversification requirements and other restrictions imposed by 1940 Act and Sub-chapter M of the Internal Revenue Code of 1986, as amended, which, if applicable, may have adversely affected the performance result, (4) there can be no assurance that the Master Fund or the Fund will achieve comparable results as the NB Related Fund Accounts, and (5) the information presented is from January 1, 1987 through September 30, 2015.

[2]	The Staff noted that it did not believe that a fund prospectus that included private account performance information would necessarily constitute an advertisement for advisory services. See Munder Capital Management (pub. avail. May 17, 1996).
[3]	See footnote 6 to the Nicholas-Applegate Letter.

In addition, we have added disclosure that precedes the Related Performance Information that reflects that (6) future investments will be made under different economic conditions and will include different underlying investments and (7) the calculation of the performance of the NB Related Fund Accounts differs from the standardized SEC performance required of registered investment companies.

For the foregoing reasons, we believe the Related Performance Information is important other information that satisfies the conditions of the Nicholas-Applegate Letter and, therefore, can be included in the Fund’s Offering Memorandum.

Comment 26.       The last sentence on page B-3 states that “[v]intage year returns are presented on a gross basis because the governing documents of the NB Related Fund Accounts do not provide a mechanism to appropriately allocate fees, expenses and carried interest to each investment on the basis of vintage year.”  Please clarify this sentence and explain what “vintage year returns” means.

Response 26.        The referenced sentence on page B-3 has been deleted.

Comment 27.       On page B-4, the first paragraph discusses various NB Related Fund Accounts that have been excluded from the performance information presented.  Please confirm that the excluded NB Related Fund Accounts are not substantially similar to the Fund and the Master Fund with respect to their investment objectives and strategies and, if so, please consider deleting the entire paragraph.

Response 27.        The excluded NB Related Fund Accounts are not substantially similar to the Fund and the Master Fund with respect to their investment objectives and strategies.  The first paragraph on page B-4 has been deleted.

Comment 28.        On page B-4, please provide the legal basis for including the performance information of NB Related Fund Accounts managed by the Sub-Adviser’s predecessor entities together with the Sub-Adviser’s performance.

Response 28.        The history of the Sub-Adviser and its predecessors has been added to the disclosure on page B-4.

*          *          *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz